UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                                (Amendment No. )


                            APROPOS TECHNOLOGY, INC.
                                (NAME OF ISSUER)

                                  Common Shares
                         (TITLE OF CLASS OF SECURITIES)

                                   038334 10 8
                                 (CUSIP NUMBER)


                                December 31, 2000
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         /_/ Rule 13d-1(b)
         /_/ Rule 13d-1(c)
         /X/ Rule 13d-1(d)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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CUSIP No. 038334 10 8                                               Schedule 13G


1.         NAME OF REPORTING PERSON
           IRS. IDENTIFICATION NUMBER. OF ABOVE PERSON (ENTITIES ONLY)

           Kevin G. Kerns


2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

           (a) /_/
           (b) /_/

3.         SEC USE ONLY


4.         CITIZENSHIP OR PLACE OF ORGANIZATION

                        USA

           NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.         SOLE VOTING POWER

           833,436*

6.         SHARED VOTING POWER

           None

7.         SOLE DISPOSITIVE POWER

           833,436*


8.         SHARED DISPOSITIVE POWER

           None

9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           833,436

10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           5.1%

12.        TYPE OF REPORTING PERSON

           IN


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CUSIP No.  038334 10 8                                              Schedule 13G

ITEM 1.
         (a)      NAME OF ISSUER:

                  Apropos Technology, Inc.

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  One Tower Lane, 28th Floor, Oakbrook Terrace, Illinois 60181

ITEM 2.
         (a)      NAME OF PERSON FILING:

                  Kevin G. Kerns

         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  One Tower Lane, 28th Floor, Oakbrook Terrace, Illinois  60181

         (c)      CITIZENSHIP:      U.S.A.

         (d)      TITLE OF CLASS OF SECURITIES:      Common Shares

         (e)      CUSIP NUMBER:     038334 10 8

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(b), OR 240.13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         (a)      /_/      Broker  or dealer registered  under section 15 of the
                           Act.

         (b)      /_/      Bank as defined in section 3(a)(6) of the Act.

         (c)      /_/      Insurance  company as  defined in section 3(a)(19) of
                           the Act.

         (d)      /_/      Investment  company registered under section 8 of the
                           Investment Company Act of 1940.

         (e)      /_/      An investment  advisor  in  accordance  with  section
                           240.13d-1(b)(1)(ii)(E).

         (f)      /_/      An  employee  benefit  plan  or  endowment  fund   in
                           accordance with section 240.13d-1(b)(1)(ii)(F).

         (g)      /_/      A  parent   holding  company  or  control  person  in
                           accordance with section 240.13d-1(b)(ii)(G).

         (h)      /_/      A  savings association  as defined in section 3(b) of
                           the Federal Deposit Insurance Act.

         (i)      /_/      A church plan that is excluded from the definition of
                           an investment company under section 3(c)(14) of the Investment Company Act of 1940.

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         (j)      /_/      Group, in accordance with section 240.13d-1(b)(1)(ii)
                           (J).

         If this statement is filed pursuant to section 240.13d-1(c), check this box: /_/

ITEM 4.           OWNERSHIP.

         (a)      Amount beneficially owned as of December 31, 2000:   833,436

         (b)      Percent of class: 5.1%

         (c)      Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote:      833,436*

                  (ii)  Shared power to vote or to direct the vote:    None

                  (iii) Sole power to dispose or to direct the disposition of:
                                                                       833,436*

                  (iv)  Shared power to dispose or to direct the disposition of:
                                                                       None

         * Includes options to purchase 64,895 Common Shares exercisable within 60 days of December 31, 2000.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: /_/

ITEM 6.           OWNERSHIP  OF  MORE  THAN  FIVE PERCENT  ON  BEHALF OF ANOTHER
                  PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

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ITEM 10. CERTIFICATION

                  Not Applicable.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  Dated as of February 12, 2001


                                                     /s/ Kevin G. Kerns
                                                     ---------------------------
                                                     Kevin G. Kerns






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